UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-255865 and 333-271884).

Issuance of Promissory Note in a Private Placement

On September 13, 2024, Sequans Communications S.A. (the “Company”) issued a short-term Promissory Note (the “Note”) to Qualcomm Technologies, Inc (“Qualcomm”) with an authorized principal amount of up to $5,000,000 and a first tranche of $3,000,000 drawn upon signature. The remaining $2,000,000 may be drawn anytime during the term of the Note at the Company’s option.

The Note bears interest at a rate of 9.0% per annum. The outstanding principal amount and all accrued and unpaid interest under the Note are due on the earliest to occur of (x) the closing under the asset purchase agreement entered into between the Company and Qualcomm on August 23, 2024, as a reduction to the purchase price, or (y) ninety (90) days following the date of the termination of the Purchase Agreement. The Note contains customary events of default.

The proceeds of the Note will be used to fund general operations of the Company through the closing under the asset purchase agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: September 16, 2024	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer